SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO 13d-2(b)

ALTEON INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

02144G107 (CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 02144G 10 7	13G	Page 2 of 12 Pages

1.	Name of Reporting Person S.S. or I.R.S. Identification Nos. Of Above Person MPM BioEquities Adviser LLC

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 0 (1) 6. Shared Voting Power None 7. Sole Dispositive Power 0 (1) 8. Shared Dispositive Power None

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (1)

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11.	Percent of Class Represented by Amount in Row (9) 0%

12.	Type of Reporting Person* IA

*SEE INSTRUCTIONS BEFORE FILLING OUT!

2

CUSIP NO. 92829S104	13G	Page 3 of 12 Pages

1	Name of Reporting Person S.S. or I.R.S. Identification No. of above person MPM BioEquities Master Fund L.P.

2	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☒

3	SEC Use Only

4	Citizenship or Place of Organization Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 Sole Voting Power 0 (1) 6 Shared Voting Power None 7 Sole Dispositive Power 0 (1) 8 Shared Dispositive Power None

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (1)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 0%

12	Type of Reporting Person* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 02144G 10 7	13G	Page 4 of 12 Pages

1	Name of Reporting Person S.S. or I.R.S. Identification No. of above person MPM BioEquities GP L.P.

2	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 Sole Voting Power 0 (1) 6 Shared Voting Power None 7 Sole Dispositive Power 0 (1) 8 Shared Dispositive Power None

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (1)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 0%

12	Type of Reporting Person* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 02144G 10 7	13G	Page 5 of 12 Pages

1	Name of Reporting Person S.S. or I.R.S. Identification No. of above person MPM BioEquities GP LLC

2	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 Sole Voting Power 0 (1) 6 Shared Voting Power None 7 Sole Dispositive Power 0 (1) 8 Shared Dispositive Power None

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (1)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 0%

12	Type of Reporting Person* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 02144G 10 7	13G	Page 6 of 12 Pages

1	Name of Reporting Person S.S. or I.R.S. Identification No. of above person MPM Capital II GP LLC

2	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 Sole Voting Power 0 (1) 6 Shared Voting Power None 7 Sole Dispositive Power 0 (1) 8 Shared Dispositive Power None

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (1)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 0%

12	Type of Reporting Person* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 02144G 10 7	13G	Page 7 of 12 Pages

1	Name of Reporting Person S.S. or I.R.S. Identification No. of above person MPM BioEquities Investors Fund LLC

2	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 Sole Voting Power 0 (1) 6 Shared Voting Power None 7 Sole Dispositive Power 0 (1) 8 Shared Dispositive Power None

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (1)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 0%

12	Type of Reporting Person* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 02144G 10 7	13G	Page 8 of 12 Pages

1	Name of Reporting Person S.S. or I.R.S. Identification No. of above person MPM BioEquities Fund GmbH & Co. KG

2	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☒

3	SEC Use Only

4	Citizenship or Place of Organization Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 Sole Voting Power 0 (1) 6 Shared Voting Power None 7 Sole Dispositive Power 0 (1) 8 Shared Dispositive Power None

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (1)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 0%

12	Type of Reporting Person* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

STATEMENT ON SCHEDULE 13G

Item 1(a).	Name of Issuer:

Alteon Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

170 Williams Drive, Ramsey NJ 07446

Item 2(a).	Names of Person Filing:

MPM BioEquities Adviser LLC MPM BioEquities Master Fund L.P. MPM BioEquities GP L.P. MPM BioEquities GP LLC MPM Capital II GP LLC MPM BioEquities Investors Fund LLC MPM BioEquities Fund GmbH & Co. KG

Item 2(b).	Business Mailing Address for the Person Filing:

c/o MPM Capital L.P. 601 Gateway Blvd., Suite 350 South San Francisco, CA 94080

Item 2(c).	Citizenship:

All entities were organized in Delaware, except MPM BioEquities Master Fund L.P., which was formed under the laws of Bermuda and MPM BioEquities Fund GmbH & Co. KG which was formed in Germany.

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

02144G107

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

MPM BioEquities Adviser LLC is an investment adviser in accordance with Rule 13d-1(b) (1) (ii) (E).

Item 4.	Ownership:

(a) Amount beneficially owned: 0 shares of Common Stock (1)

(b) Percent of class owned: 0%

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 0 shares of Common Stock (1)

(ii) Shared power to vote or to direct the vote: None

(iii) Sole power to dispose or to direct the disposition of: 0 shares of Common Stock (1)

(iv) Shared power to dispose or to direct the disposition of: None

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not Applicable

Item 8.	Identification and Classification of Members of the Group:

Not Applicable

Item 9.	Notice of Dissolution of Group:

Not Applicable

Item 10.	Certification:

Not Applicable

(1) (1) Includes shares held through entities advised and/or managed by MPM BioEquities Adviser LLC (“MPM BioEquities Adviser”) and the general partners and control person of such entities. MPM BioEquities Adviser is controlled by MPM Capital II GP LLC and is the adviser of MPM BioEquities Master Fund L.P., MPM BioEquities Investors Fund LLC, and the MPM BioEquities Fund GmbH & Co. KG, the direct and indirect general partners of which are MPM BioEquities GP L.P. and MPM BioEquities GP LLC., no shares are held of record by MPM BioEquities Master Fund L.P., no shares are held of record by MPM BioEquities Fund Investors LLC, and no shares are held of record by MPM BioEquities Fund GmbH & Co. KG. Each reporting person herein disclaims beneficial ownership of shares not directly held by such person.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2004

MPM BIOEQUITIES ADVISER LLC		MPM BIOEQUITIES GP LLC

By:	/s/ Luke B. Evnin	By:	/s/ Luke B. Evnin
	Name: Luke B. Evnin		Name: Luke B. Evnin
	Title: Manager		Title: Manager

MPM BIOEQUITIES MASTER FUND L.P.		MPM CAPITAL II GP LLC

By:	MPM BIOEQUITIES GP L.P., its General Partner

By:	/s/ Luke B. Evnin	By:	/s/ Luke B. Evnin
	Name: Luke B. Evnin		Name: Luke B. Evnin
	Title: Manager		Title: Manager

MPM BIOEQUITIES GP L.P.		MPM BIOVENTURES I LP

By:	MPM BIOEQUITIES GP LLC, its General Partner	By:	MPM BioVentures I LLC, its General Partner

By:	/s/ Luke B. Evnin	By:	/s/ Luke B. Evnin
	Name: Luke B. Evnin		Name: Luke B. Evnin
	Title: Manager		Title: Manager

MPM BIOEQUITIES INVESTORS LLC		MPM BIOEQUTIES FUND GMBH & CO. KG

By:	MPM BioEquities Investors LLC	By:	MPM BioEquities Fund GmbH & Co. KG, its General Partner

By:	/s/ Luke B. Evnin	By:	/s/ Luke B. Evnin
	Name: Luke B. Evnin		Name: Luke B. Evnin
	Title: Manager		Title: Manager

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock of Alteon Inc and further agree that this agreement be included as an exhibit to such filing. Each party to the agreement expressly authorizes each other party to file on its behalf any and all amendments to such statement. Each party to this agreement agrees that this joint filing agreement may be signed in counterparts.

In evidence whereof, the undersigned have caused this Agreement to be executed on their behalf this 11 day of February, 2004.

MPM BIOEQUITIES ADVISER LLC		MPM BIOEQUITIES GP LLC

By:	/s/ Luke B. Evnin	By:	/s/ Luke B. Evnin
	Name: Luke B. Evnin		Name: Luke B. Evnin
	Title: Manager		Title: Manager

MPM BIOEQUITIES MASTER FUND L.P.		MPM CAPITAL II GP LLC

By:	MPM BIOEQUITIES GP L.P., its General Partner

By:	/s/ Luke B. Evnin	By:	/s/ Luke B. Evnin
	Name: Luke B. Evnin		Name: Luke B. Evnin
	Title: Manager		Title: Manager

MPM BIOEQUITIES GP L.P.		MPM BIOVENTURES I LP

By:	MPM BIOEQUITIES GP LLC, its General Partner	By:	MPM BioVentures I LLC, its General Partner

By:	/s/ Luke B. Evnin	By:	/s/ Luke B. Evnin
	Name: Luke B. Evnin		Name: Luke B. Evnin
	Title: Manager		Title: Manager

MPM BIOEQUITIES INVESTORS LLC		MPM BIOEQUTIES FUND GMBH & CO. KG

By:	MPM BioEquities Investors LLC	By:	MPM BioEquities Fund GmbH & Co. KG, its General Partner

By:	/s/ Luke B. Evnin	By:	/s/ Luke B. Evnin
	Name: Luke B. Evnin		Name: Luke B. Evnin
	Title: Manager		Title: Manager